Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Extends High Grade Silver-Gold Mineralization
on the San Sebastian Property in Jalisco State, Mexico;
Drilling Intersects 301 gpt Silver and 0.32 gpt Gold Over 16.2 m True Width
______________________________________________________________________________

Vancouver, Canada – December 19, 2012 - Endeavour Silver Corp. (TSX: EDR)( NYSE: EXK)(Frankfurt: EJD) announces that exploration drilling on the San Sebastian property in Jalisco State, Mexico has now extended the recently discovered high grade silver-gold mineralization in the Terronera vein to more than 900 meters (m) long by 300 m deep, still open for expansion.

The latest drilling highlights at San Sebastian include 301 grams per tonne (gpt) silver and 0.32 gpt gold over a 16.2 m true width (9.2 ounces per ton (opT) silver equivalents over 53.2 feet (ft)) in hole TR9-1 based on a silver: gold ratio of 50:1; including a very high grade interval of 4,460 gpt silver and 2.24 gpt gold over 0.42 m true width (133.3 opT silver equivalents over 1.4 ft).

Drilling highlights are as follows:  To view Longitudinal Section, visit following link: http://www.edrsilver.com/i/maps/Longitudinal-Section-Terronera-2012-12-18.jpg

San Sebastian Drill Highlights

Hole	Vein	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
TR07-1	Terronera	199.30	6.75	1.07	413	466
	Including	205.20	1.40	0.53	973	1,000
TR08-1	Terronera	212.95	3.25	0.28	124	138
	Including	215.00	0.59	0.27	229	243
TR08-3	Terronera	159.20	4.12	1.10	377	432
	Including	163.70	0.77	0.41	802	822
TR09-1	HW Terronera	56.40	7.65	0.87	485	529
	Including	60.05	0.48	1.11	1,845	1,901
	Terronera	69.00	16.21	0.32	301	317
	Including	84.15	0.42	2.24	4,460	4,572
TR09-2	Terronera	213.40	2.54	0.29	130	144
	Including	217.85	0.30	0.64	446	478
TR09-3	Terronera	266.65	3.80	0.83	184	225
	Including	271.35	0.86	0.80	441	481
TR10-1	Terronera	233.00	2.95	1.12	144	200
	Including	237.90	0.50	0.47	476	500
	FW Terronera	265.70	7.75	0.34	141	158
	Including	270.30	0.96	1.24	500	562
TR12-2	FW Terronera	452.30	10.73	0.36	355	373
	Including	462.00	0.96	1.30	1,195	1,260
TR13-2	Terronera	394.60	6.6	1.90	98	185
	Including	396	0.49	2.28	132	246
TR18-1	HW Terronera	253.4	8.99	2.17	62	170
	Including	256.5	1.08	3.87	147	340
	Terronera	359.85	9.25	3.32	103	269
	Including	367.8	0.84	12.30	323	938

Luis Castro, Vice President, Exploration, commented, “Our 2012 exploration drilling program on the San Sebastian property continues to extend the zone of high grade silver-gold mineralization in the Terronera vein announced earlier this year (see news release dated May 22, 2012: http://www.edrsilver.com/s/newsreleases.asp?ReportID=526097).  We have had two drill rigs working this year to delineate this exciting new discovery, the zone of mineralization is still open along strike and we look forward to resuming our drill program after the holiday break.”

Godfrey Walton, M.Sc., P.Geo. President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs on the San Sebastian property.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the San Sebastian field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.